Exhibit 99.1

Explanation of Responses:

(1)
This Form 4 is filed on behalf of Averill Master Fund, Ltd., a Cayman Islands exempted company (“Averill Master Fund”), Averill Madison Master Fund, Ltd., a Cayman Islands exempted company (“Averill Madison Master Fund” and, together with the Averill Master Fund, the “Funds”), Suvretta Capital Management, LLC, a Delaware limited liability company (“Suvretta Capital”), and Aaron Cowen (“Mr. Cowen”) (collectively, the “Reporting Persons”). Suvretta Capital is the investment manager of the Funds. Mr. Cowen may be deemed to control Suvretta Capital and therefore may be deemed to beneficially own shares of Common Stock (as defined below) underlying the Pre-Funded Warrants (as defined below) held by the Funds. Mr. Cowen disclaims beneficial ownership of the shares of Common Stock underlying the Pre-Funded Warrants reported herein except to the extent of any indirect pecuniary interest therein. The securities reported herein are directly held by either Averill Master Fund or Averill Madison Master Fund as noted herein.  Each of the Funds and Suvretta Capital may be deemed a director by deputization by virtue of David Friedman, M.D., a Managing Director and Senior Analyst at Suvretta Capital, serving on the board of directors of the Issuer (as defined below). For purposes of the exemption under Rule 16b-3 promulgated under the Exchange Act, the board of directors of the Issuer approved the acquisition of any direct or indirect pecuniary interest in any and all shares by the Reporting Persons as a result of or in connection with the transactions reported in this Form 4.

(2)
Reflects warrants to purchase common stock, par value $0.00001 per share (the “Common Stock”), of Veradermics, Incorporated (the “Issuer”) at an exercise price of $0.00001 per share, subject to adjustment pursuant their terms (the “Pre-Funded Warrants”) directly held by Averill Master Fund acquired as part of the Issuer’s private placement in May 2026 at a price of $99.9999 per Pre-Funded Warrant.

(3)	Reflects Pre-Funded Warrants directly held by Averill Madison Master Fund acquired as part of the Issuer’s private placement in May 2026 at a price of $99.9999 per Pre-Funded Warrant.
(4)	The exercise price of each Pre-Funded Warrant is $0.00001 per share, subject to adjustment pursuant to the terms of the Pre-Funded Warrants.
(5)
The Pre-Funded Warrants reflected herein have no expiration date and are exercisable at any time after their applicable original issuance to the extent that immediately prior to or following such exercise, the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders, collectively beneficially owns or would beneficially own as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder, no more than 9.99% of the Common Stock that would be issued and outstanding following such exercise (the “Beneficial Ownership Limitation”). The number of shares underlying such Pre-Funded Warrants is reported herein without regard to any limitations on exercise contained therein.

(6)
By written notice to the Issuer, Averill Master Fund and Averill Madison Master Fund may increase or decrease the Beneficial Ownership Limitation applicable to that Fund, together with its affiliates and any members of a Section 13(d) group with such Fund, to any other percentage not in excess of 19.99%; provided that any such increase will not be effective until the 61st day after such notice is delivered to the Issuer and will not negatively affect any partial exercise effected prior to such change.